December 26, 2012

VIA EDGAR AND E-MAIL

Stephen Krikorian, Accounting Branch Chief
Ryan Rohn, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Qihoo 360 Technology Co. Ltd.
Form 20-F for the fiscal year ended December 31, 2011
Filed April 19, 2012
File No. 001-35109

Dear Mr. Krikorian and Mr. Rohn:

The Company has received the letter dated December 18, 2012 from the Staff of the Commission (the “Staff”) regarding our annual report on Form 20-F for the year ended December 31, 2011 (the “Form 20-F”). The Company needs additional time to prepare the response and hereby requests an extension of the response deadline to January 17, 2013.

If you have any additional questions regarding the Form 20-F, please contact Alex Zuoli Xu, our chief financial officer at +86 186 0192 6800, or our U.S. counsel, Kirkland & Ellis, attention: Fan Zhang at +852 3761 3418 (office) or +852 5411 0866. Thank you.

Very truly yours,

Qihoo 360 Technology Co. Ltd.

By:	/s/ Alex Zuoli Xu

Name: Alex Zuoli Xu
Title: Chief Financial Officer

Building #1, Block D, Huitong Times Plaza, No. 71 Jianguo Road, Chaoyang District, Beijing 100025, China

Tel: +8610 5878 1000                                                                                              Fax: +8610 5878 1001